10 June 2003

03 JUN 13 AM 7:21


SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA


03022856

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

SUPPL

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

Enc.

10 June 2003

Preliminary Results for the year to 31 March 2003

SOLID GROUP RESULTS

SEVERN TRENT WATER CONTINUES TO OUTPERFORM

INCREASED OVERALL PROFITS* FROM NON-REGULATED BUSINESSES

Financial and operating highlights

Group

- Turnover up 3.2% to £1,852.0m (£1,794.3m)
- PBITA* down 2.1% to £409.8m (£418.8m); PBIT of £343.8m (£375.3m)
- Profit* before tax and goodwill amortisation down 3.6% to £250.4m
- Net exceptional charge of £40.8m (£17.0m); Profit before tax of £184.4m (£216.3m)
- Adjusted basic EPS** of 58.1p (63.2p); Basic EPS of 28.9p (45.9p)
- Full year dividend of 45.9p (45.9p)
- Net debt £2,506m (£2,412m); interest costs broadly unchanged

Severn Trent Water

- Turnover up 2.0% to £917.9m (£899.9m)
- PBIT down 2.6% to £325.4m (£334.1m)
- Continued capex and opex outperformance; though cost pressures growing
- £425m invested; AMP3 regulatory outputs on track
- IDOK price increase from April 2003 awarded by OFWAT

Non-Regulated Businesses

- Contributed 53% of Group turnover and 24% of Group PBITA*
- PBITA* up 3.7% to £104.5m (£100.8m); PBIT of £38.6m (£57.3m)

Biffa

- Turnover up 3.3% to £510.9m (£494.8m)
- In difficult market conditions, PBITA down 7.0% to £67.9m (£73.0m), but broadly flat year-on-year excluding contribution from foot-and-mouth in 2001/02
- PBIT of £51.3m (£56.2m)

Services

- Turnover up 1.0% to £385.4m (£381.6m)
- PBITA* up 6.9% to £34.2m (£32.0m) amid difficult trading conditions
- Exceptional charge of £46.8m for impairment
- PBIT loss of £21.1m (profit of £22.4m)
- Laboratories organic PBITA growth of over 10%
- Improved second half performance from Water Purification

* before exceptional items   ** before exceptional items and deferred tax

David Arculus, Chairman Severn Trent Plc, said:

"The Group has produced a solid overall performance in 2002/03."

"The Board reaffirms its dividend policy. The full year dividend is to be 45.9p per share and, barring unforeseen circumstances, this would be the minimum annual dividend for the period up to 31 March 2005."

Robert Walker, Group Chief Executive, Severn Trent Plc, said:

"As a Group we are focused on water, waste and laboratories."

"Severn Trent Water continues to outperform its regulatory targets. Relative to the beginning of AMP3, Severn Trent Water has delivered approximately £61m of gross operating cost efficiencies, some £16m ahead of the target set by OFWAT, although there were offsetting cost pressures."

"The AMP4 price review process has started. It is important that this review recognises the need to maintain the quality of the water and sewerage infrastructure and provides an adequate return and incentives for investors."

"Despite continuing difficult conditions in the UK waste market, Biffa's profits were broadly flat year-on-year if the contribution from foot-and-mouth in 2001/02 is excluded."

"Within Services, I am particularly pleased with Laboratories, which has responded well to a challenging market, delivering organic PBITA growth of over 10%."

"I am also pleased with our success in competing for long-term contracts - Leicester for integrated waste services and Solihull as a strategic partnership."

"Overall, the Group is likely to experience another challenging year in 2003/04. However, looking further ahead, our leadership positions in UK waste and in environmental testing in the USA and UK, together with Severn Trent Water's continued outperformance of its regulatory targets should provide a sound platform for the future success of the Group."

Enquiries:

Robert Walker Group Chief Executive	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4775
Alan Perelman Group Finance Director	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4176
Peter Gavan Director of Corporate Affairs	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4310
Julian Wais Head of Investor Relations	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4295

Simon Holberton Brunswick Group Ltd 020 7404 5959
or Tim Grey

Analysts Presentation

There will be a presentation to analysts at 9.30am on Tuesday 10 June 2003. This presentation, together with the presentation slides, will be available as a simultaneous webcast on the Severn Trent web site (www.severntrent.com) and will remain on the web site thereafter.

Interview with Group Chief Executive

An interview with Robert Walker, Group Chief Executive, Severn Trent Plc, will be available from 7.00am on Tuesday 10 June 2003 on the Severn Trent web site and the Cantos web site (www.cantos.com).

Chairman's statement

In this Preliminary Results announcement: PBIT is profit before interest and tax; PBITA is profit before interest, tax and goodwill amortisation; sales margins are based on PBITA before exceptional items.

The Severn Trent Group produced a solid performance in 2002/03, with Group profit before tax, goodwill amortisation and exceptional items at £250.4m, a decrease of 3.6%. Group profit before tax and exceptional items was £225.2m (£233.3m) and Group profit before tax was £184.4m (£216.3m).

Severn Trent Water has continued to outperform its regulatory targets for gross operating efficiencies, however offsetting cost pressures and broadly unchanged prices have resulted in its PBIT being down 2.6% to £325.4m. Although operating in difficult markets, the Group's non-regulated businesses increased their PBITA before exceptional items by 3.7% to £104.5m. Biffa's PBITA was £67.9m, down 7.0%, but broadly flat year-on-year if the contribution from foot-and-mouth in 2001/02 is excluded. Services PBITA before exceptional items was up 6.9% to £34.2m, with Laboratories delivering organic PBITA growth of over 10%. There was a net exceptional charge of £40.8m in the year, representing a £46.8m write down for impairment in the carrying value of some businesses within Services offset by the £6.0m release of part of the exceptional charge made last year in respect of certain of Systems' CIS-Open Vision contracts in the USA.

The Group's strategy continues to be to increase shareholder value by establishing Severn Trent as the UK's leading integrated environmental services business. Management aims to build on the Group's leadership positions in the UK waste market and in environmental testing in the USA and the UK, with Severn Trent Water continuing to outperform its regulatory targets.

Dividend

From the year 1999/2000 the Board established a base full year dividend of 45.0p. In December 2002, the Board announced that it had decided to enhance its dividend policy to the effect that it is the Board's intention that for the period up to 31 March 2005, barring unforeseen circumstances, full year dividends per share would be a minimum of 45.9p (this being the full year dividend for 2001/02). This remains the Group's dividend policy.

The Board is proposing a final dividend of 28.56 pence per share (28.56 pence) to be paid on 1 October 2003. This gives a total dividend for the year of 45.9 pence per share (45.9 pence).

Operational Review

Water and sewerage

In 2002/03, turnover from water and sewerage increased by 2.0% to £917.9m. PBITA was down 2.6% to £325.5m. After goodwill amortisation of £0.1m (£nil), PBIT was £325.4m (£334.1m). This was a solid performance given broadly

unchanged prices and continuing cost pressures offsetting the outperformance against regulatory targets for gross operating cost efficiencies. Profit from the sale of fixed assets was £6.5m (£5.5m), principally arising from the sale of land.

Direct operating costs (excluding corporate management charges) of Severn Trent Water were £362.5m, a reduction in real terms of £1.4m, or 0.4%. Excluding the impact of inflation, gross operating cost efficiencies in 2002/03 amounted to £14.4m, a reduction in operating costs of 4.1% compared to the previous year. However, these efficiencies were offset by cost pressures of £13.0m.

The programme for reducing costs in Severn Trent Water has continued to make good progress. Relative to the beginning of AMP3, in 2002/03 gross operating cost efficiencies amounted to approximately £61m, some £16m ahead of the OFWAT target, but were offset by cost pressures amounting to approximately £49m. By the end of AMP3, gross operating efficiencies are expected to amount to around £75m although there will be offsetting cost pressures.

The price increases from April 2003 resulting from the IDOK award last December will only offset some of the cost pressures identified in the IDOK application; in particular, OFWAT did not take into account the impact of new regulations on nitrate vulnerable zones. In addition, there are cost increases, such as the climate change levy, insurances, pensions, etc, that are facing the business but could not be included in the IDOK application.

Severn Trent Water continued to deliver efficiencies against its approximate £2 billion investment programme for the five-year period 2000/01 to 2004/05 and is on track to deliver average capex efficiencies of around 7% over the AMP3 period. In the year, approximately £425m was invested to deliver improvements in customer service and higher standards in drinking water and sewage effluent quality; the delivery of the AMP3 regulatory outputs is on track. Severn Trent Water believes that the timely and complete delivery of its capital programme is part of its regulatory contract and its obligations to customers.

Severn Trent Water has maintained its high standards for both drinking water and waste water discharges and delivered its best ever standards for customer service (as measured against OFWAT's customer service standards).

During the year Severn Trent Water began to prepare its submissions to OFWAT for the AMP4 price review. The draft business plan is due to be submitted to OFWAT in August 2003 and will set out the proposed investment plans for the period 2005 to 2010, taking into account the state of existing assets and new legislation which has to be met.

The water and sewerage networks need further significant investment to cope with the increased variability in both supply and demand that are expected to occur, due in part to the impact of climate change. In addition, further investment will be needed to meet the requirements of the new UK and European legislation and the implications of the legal case of Marcic vs Thames Water concerning sewerage flooding. Severn Trent Water's business plan will also take into account increases in operating costs.

It is important that the AMP4 price review recognises the need to maintain the quality of the water and sewerage infrastructure and provides an adequate return and incentives for investors.

Waste management

In 2002/03, waste management's turnover increased by 3.3% to £510.9m. Turnover in the UK increased by 1.7% to £457.3m, while Belgian turnover increased by 18.3% to £53.6m. Biffa's PBITA (including Biffa Belgium) was down by 7.0%, to £67.9m but broadly flat year-on-year if the contribution from foot-and-mouth in 2001/02 is excluded. After goodwill amortisation of £16.6m (£16.8m), PBIT was £51.3m (£56.2m).

Conditions in the UK waste market continue to be difficult. In particular, this is impacting industrial/commercial volumes in Biffa's three business sectors in the UK - collection, landfill and special waste. However, municipal contracts and pre-treatment activities within Collection, electricity generation and Biffa Belgium have performed well.

Biffa's position as a leading supplier of integrated waste management services in the UK – with collection, landfill and special waste capabilities – offers advantages in terms of helping industrial/commercial customers meet their legislative targets and helping municipal authorities with the implications of the Government's waste strategy.

Since the year-end, Biffa has signed and commenced a 25 year integrated municipal contract with Leicester City Council which covers collection, sorting, recycling, treatment and ultimately disposal of the City's municipal waste streams to meet the Government's waste targets.

In 2002/03, Collection turnover in the UK increased to £270.7m (£260.8m). Although there has been some reduction in industrial/commercial volumes, municipal contracts and pre-treatment activities have performed well. Municipal collection contracts have benefited from district councils wanting to expand their recycling activities. During the year Biffa was awarded the Bridgend collection contract, the first such contract to be awarded to the private sector in Wales, as well as the Mole Valley contract. For industrial/commercial within Collection, volumes were down by around 3% with unit revenues up by approximately 4%. The Collection division contributed a PBITA of £43.6m (£45.3m). Sales margins were lower at 16.1% (17.4)%.

During the year a new pre-treatment business unit was created within Collection. This manages all Biffa's recycling branches, sorting facilities and transfer stations. A programme is in place to further enhance capabilities in this area.

Landfill turnover in the UK was down 3.9% to £141.6m. Landfill volumes reduced by around 7%, with lower industrial/commercial volumes being a significant contributor to this reduction. For sites open throughout 2002/03 and 2001/02, Landfill volumes were down by approximately 3%. Average unit revenues were up by around 2% (excluding the impact of foot-and-mouth). PBITA from the Landfill

division was down 15.2% at £28.9m (£34.1m). If the foot-and-mouth contribution in 2001/02 is excluded, Landfill PBITA was broadly flat year on year.

During the year, Biffa has obtained planning consents for approximately 8m cubic metres of void space on existing landfill sites. A new landfill site was opened at Skelton Grange near Leeds (the first Biffa site under the new IPPC regulations) to replace Howley Park, which was closed.

The Special Waste division in the UK, which includes the important power generation activity, delivered a 9.0% increase in turnover to £45.0m and contributed PBITA of £5.9m (£6.1m). Sales margins have reduced to 13.1% (14.8%) reflecting the very competitive state of the special waste market. Biffa currently has interests in approximately 83MW of electricity generation in the UK (including from Biffa sites leased to third parties). Electricity generation is planned to increase to around 100MW by 2006.

Biffa's waste treatment plants are well placed to exploit opportunities offered by the Landfill Directive. Special Waste has developed a range of treatment solutions for hazardous waste streams, and is seeking to expand these ahead of the 2004 deadline requiring hazardous waste streams to be pre-treated before final disposal in a landfill site. As customers seek to comply with new regulations, such advanced technologies play an increasingly important role.

In Belgium, turnover increased by 18.3% to £53.6m. The improving trends noted in the first half of 2002/03 continued into the second half. Biffa Belgium increased its PBITA to £3.1m (£1.3m).

Services

Services' turnover increased by 1.0% to £385.4m. PBITA before exceptional items increased by 6.9% to £34.2m. After goodwill amortisation of £8.5m (£9.6m), PBIT before exceptional items was £25.7m (£22.4m). After an exceptional charge of £46.8m, Services' PBIT was a loss of £21.1m (profit of £22.4m).

The exceptional charge of £46.8m, represents a write down for impairment in the carrying value of Water Purification and Operating Services (principally in pipeline services) - see note 3. The charge for impairment has no impact on cash flows.

Some 81% of Services turnover arose in the USA. Excluding the impact of exchange rates, Services' turnover increased by approximately 7% and PBITA before exceptional items increased by approximately 10%.

After eliminating the share of associated undertakings' profit, where the corresponding turnover is not consolidated into Services' results, Services' sales margin increased to 6.3% (6.0%).

Laboratories, the largest business within Services, performed well in a difficult market. Turnover was up 0.1% to £171.8m, but turnover in the USA (in US$) grew by 4.4% and turnover in the UK (in £) grew by 24.0%. Laboratories has improved sales margins and delivered organic PBITA growth of over 10%.

Laboratories has a leading position in environmental testing in the USA and the UK.

Laboratories is continually seeking to improve the efficiency of its base business. It is currently developing a major information management system that, when it is rolled out from 2004/05, is expected to reduce costs and improve customer service. During the year, Laboratories continued to expand its geographic presence opening new service centres in the USA, bringing the total number of satellite locations to 16. This expansion extends Laboratories' reach across the USA by providing local sales and sample collection services for clients.

Laboratories is well positioned to take advantage of growth opportunities in new areas of testing. Just after the year-end, Laboratories acquired P&K Microbiology Services, a microbiology and mycology testing business based in New Jersey. (Net assets on acquisition are provisionally estimated at around £1m.) This now gives Laboratories a leading position in the expanding mould testing market in the USA providing further opportunities for profitable growth.

Although market conditions have been difficult, the overall performance of Water Purification and pipeline services has not been satisfactory. Cost reductions have been implemented and improvements have been delivered in Water Purification. However, it is important that further improvements are made. The aim must be to deliver value for Severn Trent shareholders.

Water Purification's turnover decreased by 2.1% to £87.5m. Its performance was impacted by its difficult market place. However, reflecting management actions, Water Purification has improved its performance in the second half of the financial year. The Water Purification business delivers disinfection and filtration products to municipal and industrial customers.

Turnover in Operating Services increased by 4.6% to £126.1m. Contract operations delivered organic turnover growth of around 7%. However, pipeline services performed poorly in a difficult market. Operating Services also includes the results of Severn Trent Water International and Aquafin, an associated undertaking in Belgium, which provides sewerage services for Flanders. Associated undertakings contributed £10.0m (£9.0m) of PBITA to the results of Operating Services.

Systems

Total turnover for Systems reduced to £61.3m (£62.0m). Systems' PBIT before exceptional items was a loss of £3.1m (loss of £5.8m). After an exceptional credit of £6.0m (net exceptional charge of £17.0m), PBIT was £2.9m (loss of £22.8m).

Agreement has been reached with those customers in the USA over the CIS-Open Vision contracts that were in dispute, with the associated costs of these problem contracts expected to be covered by the £25m exceptional charge in 2001/02. An exceptional credit of £6.0m has been taken in the year, representing the release of part of the £25m exceptional charge. Systems continues to provide some support and maintenance for these customers.

Property, Engineering Consultancy and Insurance

Total turnover from these businesses in the year was £73.0m (£43.0m) generating PBIT of £5.5m (£1.5m).

Severn Trent Property's two largest developments are the Daventry International Rail Freight Terminal and Thorpe Park near Leeds.

Financial Review

Group Results

Group turnover was £1,852.0m (£1,794.3m), an increase of 3.2% over last year. The growth in turnover was mainly due to the contribution of the non-regulated businesses, which increased turnover by 5.0% to £1,030.6m (£981.4m), representing 52.9% (52.2%) of the Group total (before the elimination of inter segment trading). Turnover from water and sewerage increased by 2.0% to £917.9m (£899.9m).

Goodwill amortisation was £25.2m (£26.5m). There was a net exceptional charge of £40.8m (£17.0m) - see below.

Group profit before interest, tax, goodwill amortisation and exceptional items was 2.1% lower at £409.8m (£418.8m). The water and sewerage business was down by 2.6% to £325.5m (£334.1m). The Group's non-regulated businesses in total were up 3.7% to £104.5m (£100.8m), representing 24.3% (23.2%) of the Group total (before unrealised profit on inter segment trading and corporate overheads).

Group profit before interest, tax and exceptional items was £384.6m (£392.3m). Group profit before interest and tax was £343.8m (£375.3m).

After interest charges of £159.4m (£159.0m), Group profit before tax, goodwill amortisation and exceptional items was 3.6% lower at £250.4m (£259.8m). Group profit before tax and exceptional items was £225.2m (£233.3m), a reduction of 3.5%. Group profit before tax was £184.4m (£216.3m).

The total tax charge for the year was £84.3m (£58.4m) of which current tax represented £24.8m (£16.1m) and deferred tax was £59.5m (£42.3m). Minority interests were £0.9m (£0.6m). Profit after tax and minority interests was £99.2m (£157.3m).

Basic earnings per share were 28.9 pence (45.9 pence). Adjusted basic earnings per share (before exceptional items and deferred tax) were 58.1 pence (63.2 pence), a decrease of 8.1%.

Operating activities generated a net cash inflow of £682.7m. The main cash outflows were capital expenditure and financial investment of £454.0m, equity dividends of £157.5m and net financing costs of £146.7m. The increase in net debt was £93.9m.

Net debt at 31 March 2003 was £2,505.6m (£2,411.7m). Gearing, reflecting the provision for deferred tax, was 113% (105%). The Group's net interest charge was

covered 4.4 times (4.4 times) by profit before interest, tax, depreciation, goodwill amortisation and exceptional items.

Exceptional items

There was a charge for exceptional items in the year of £40.8m comprising the net cost of:

- a charge of £46.8m in Services for impairment in the carrying value of Water Purification and Operating Services (principally in pipeline services). This is an increase of £5.4m from the £41.4m charge reported at the half year. The charge for impairment has no impact on cash flows.

- a £6.0m credit from the release of part of the exceptional charge made in 2001/02 in respect of certain of Systems' CIS-Open Vision contracts in the USA.

In the previous year there was net charge for exceptional items of £17.0m, all arising in Systems, comprising a profit of £8.0m from the sale of Stoner Associates and a charge of £25.0m in respect of certain of Systems' CIS-Open Vision contracts in the USA.

Over recent years, the Group has generated a profit from the sale of fixed assets (principally arising from the sale of land by Severn Trent Water) which in 2002/03 amounted to £6.5m. The Group's profit from the sale of fixed assets in 2003/04 is currently expected to be significantly larger than in previous years with an anticipated outcome of around £10m to £20m. Given the magnitude of this anticipated outcome, the Group currently expects to treat the profit from the sale of fixed assets in 2003/04 as exceptional.

Taxation

The charge for current tax was £24.8m (£16.1m), an effective rate of 11.0% (6.9%) attributable to profit after interest and goodwill amortisation but before tax and exceptional items. The current tax rate has benefited from the utilisation of taxation allowances disclaimed in earlier years. Due to the changing shape and maturity of the Group, the effective rate for the current tax charge as a percentage of profit after interest and goodwill amortisation but before tax and exceptional items is expected to increase.

The Group has chosen to apply discounting in computing deferred tax. The deferred tax charge in future years is more difficult to predict as, in particular, it is impacted by changes in interest rates from one balance sheet date to the next. Deferred tax has no impact on tax paid or cash flows.

Pensions

SSAP24, the applicable standard for Severn Trent, uses the results of the last formal actuarial valuations, which in total had a net surplus (of approximately £57m), to determine the pension charge in the Group's accounts. The SSAP24 charge continues to be derived on this basis until the next formal actuarial valuation. Thus, notwithstanding the fall in equity values, this principle has been followed in determining the Group's pension charge for 2002/03 and is currently expected to be applied in 2003/04.

On an FRS17 basis, the estimated net position (before amounts deemed irrecoverable and deferred tax) of the Group's defined benefit pension schemes was a deficit of approximately £325m as at 31 March 2003, as compared to a surplus of approximately £30m as at 31 March 2002. Net of deferred tax, the estimated net deficit on an FRS17 basis as at 31 March 2003 was approximately £228m. As at 31 March 2003 the Group's defined benefit pension schemes had total assets of approximately £746m, of which around 67% was invested in equities.

The Group has four defined benefit pension schemes, viz: the Severn Trent Water Pension Scheme (STWPS) which is by far the largest of the Group's defined benefit pension schemes, the Severn Trent Mirror Image Pension Scheme (STMIPS), the UK Waste Pension Scheme (UKWPS) and the Severn Trent Senior Staff Pension Scheme (STSSPS).

The STMIPS is due its formal actuarial valuation as at 31 March 2003. It has been decided to bring forward the formal actuarial valuation of the UKWPS by one year to 6 April 2003. Given the deterioration in the funding position of these two schemes since their last formal actuarial valuations, these valuations are expected to result in an increased pension charge for the Group in 2003/04, that is provisionally estimated to be of the order of around £2m to £5m.

If the value of investments does not recover relative to liabilities, the next formal actuarial valuations of the STWPS and the STSSPS are expected to result in a significant additional increase in the Group's pension charge. The next formal actuarial valuations for these two schemes must be undertaken as at a date that is no later than 31 March 2004.

For further information on the Group's pension and retirement benefits, see the Group's Annual Report and Accounts, which is due for publication in late June 2003.

Treasury management

The Group's policy for the management of interest rate risk requires that no less than 50% of the group's borrowings should be at fixed interest rates, or hedged through the use of interest rate swaps or forward rate agreements. At 31 March 2003, interest rates for some 76% of the Group's net debt of £2505.6m were so fixed, at a weighted average interest rate of 6.2% for a weighted average period of 17.7 years. In addition, the Group has £125m of forward start interest rate swaps (floating to fixed) that commence during 2003/04. These forward start interest rate swaps have a weighted average interest rate of 5.1% and a weighted average duration of 30 years.

Supplementary Information

For supplementary information, including the Group's presentation to analysts, see the Severn Trent web site (www.severntrent.com).

Outlook

Overall, the Group is likely to experience another challenging year in 2003/04. Severn Trent Water will benefit from the outcome of the IDOK and is expected to continue to outperform its regulatory targets for gross operating cost efficiencies. However, offsetting cost pressures are expected to continue to grow and, reflecting the capital expenditure programme, increases in depreciation are also expected. The markets for Biffa and Services are expected to remain difficult into 2003/04, though their leadership positions in waste in the UK and in environmental testing in the USA and the UK should provide platforms for future growth when the economic climate improves.

David Arculus
Chairman

Group profit and loss account
Year ended 31 March 2003

	Notes	2003 £m	2002 £m
Turnover: group and share of joint ventures		**1,855.8**	1,799.1
Less: share of joint ventures' turnover		**(3.8)**	(4.8)
Turnover	*2*	**1,852.0**	1,794.3
Operating costs before goodwill amortisation and exceptional items		**(1,453.0)**	(1,385.4)
Goodwill amortisation		**(25.2)**	(26.5)
Exceptional impairment of goodwill and tangible fixed assets	*3*	**(46.8)**	-
Exceptional contract provision release/(costs)	*3*	**6.0**	(25.0)
Total operating costs		**(1,519.0)**	(1,436.9)
Group operating profit		**333.0**	357.4
Share of operating profit of joint ventures and associates		**10.8**	9.9
Exceptional profit on disposal of business	*3*	**-**	8.0
Profit before interest, goodwill amortisation and exceptional items	*2*	**409.8**	418.8
Goodwill amortisation	*2*	**(25.2)**	(26.5)
Profit before interest and exceptional items	*2*	**384.6**	392.3
Exceptional costs	*2*	**(46.8)**	(25.0)
Exceptional provision release/profits	*2*	**6.0**	8.0
Profit before interest	*2*	**343.8**	375.3
Net interest payable		**(159.4)**	(159.0)
Profit after interest before goodwill amortisation and exceptional items		**250.4**	259.8
Goodwill amortisation		**(25.2)**	(26.5)
Profit after interest before exceptional items		**225.2**	233.3
Exceptional items	*3*	**(40.8)**	(17.0)
Profit on ordinary activities before taxation		**184.4**	216.3
Taxation on profit on ordinary activities - current tax	*4*	**(24.8)**	(16.1)
- deferred tax	*4*	**(59.5)**	(42.3)
Total taxation	*4*	**(84.3)**	(58.4)
Profit on ordinary activities after taxation		**100.1**	157.9
Equity minority interests		**(0.9)**	(0.6)
Profit for the financial year		**99.2**	157.3
Dividends	*5*	**(157.6)**	(157.6)
Retained loss for the financial year		**(58.4)**	(0.3)
Earnings per share (pence)			
Basic	*6*	**28.9**	45.9
Diluted	*6*	**28.8**	45.7
Adjusted basic before exceptional items and deferred tax	*6*	**58.1**	63.2
Adjusted diluted before exceptional items and deferred tax	*6*	**57.9**	62.9

There is no difference between the profit on ordinary activities before taxation and the retained loss for the financial years stated above, and their historical cost equivalents.

All items dealt with in arriving at operating profit relate to continuing activities.

Group balance sheet
At 31 March 2003

	2003	2002
	£m	£m
Fixed assets		
Intangible assets - goodwill	**401.5**	474.8
Tangible assets	**5,048.6**	4,891.8
Investments in joint ventures:		
Share of gross assets	**3.1**	6.0
Share of gross liabilities	**(2.6)**	(4.6)
Loans to joint ventures	**4.7**	4.7
	5.2	6.1
Investments in associates	**17.6**	17.3
Other investments	**7.7**	5.7
Total Investments	**30.5**	29.1
	5,480.6	5,395.7
Current assets		
Stocks	**91.0**	97.2
Debtors	**423.2**	390.5
Short-term deposits	**25.7**	19.1
Cash at bank and in hand	**43.2**	28.9
	583.1	535.7
Creditors: amounts falling due within one year	**(1,219.2)**	(1,112.8)
Net current liabilities	**(636.1)**	(577.1)
Total assets less current liabilities	**4,844.5**	4,818.6
Creditors: amounts falling due after more than one year	**(2,101.6)**	(2,042.8)
Provisions for liabilities and charges	**(523.1)**	(480.4)
Net assets	**2,219.8**	2,295.4
Capital and reserves		
Called up share capital	**224.4**	224.0
Share premium account	**28.7**	24.4
Capital redemption reserve	**156.1**	156.1
Profit and loss account	**1,808.4**	1,889.5
Total equity shareholders' funds	**2,217.6**	2,294.0
Minority shareholders' interest (equity)	**2.2**	1.4
	2,219.8	2,295.4

Group cash flow statement
Year ended 31 March 2003

	Notes	2003		2002	
		£m	£m	£m	£m
Net cash inflow from operating activities	8		**682.7**		665.5
Dividends received from associates and joint ventures			**1.6**		1.2
Returns on investments and servicing of finance			**(146.7)**		(144.9)
Taxation			**(14.3)**		(6.7)
Capital expenditure and financial investment			**(454.0)**		(352.1)
Acquisitions and disposals			**(11.5)**		-
Equity dividends paid			**(157.5)**		(154.1)
Net cash (outflow)/inflow before use of liquid resources and financing			**(99.7)**		8.9
Management of liquid resources			**(6.5)**		62.0
Financing					
Increase/(decrease) in debt		**114.1**		(81.5)	
Issue of shares		**3.3**		3.4	
			117.4		(78.1)
Increase/(decrease) in cash			**11.2**		(7.2)

Reconciliation of net cash flow to movement in net debt

	Notes	2003		2002	
		£m	£m	£m	£m
Increase/(decrease) in cash (as above)		**11.2**		(7.2)	
Cash flow from movement in net debt and financing		**(114.1)**		81.5	
Cash flow from movement in liquid resources		**6.5**		(62.0)	
Change in net debt resulting from cash flows			**(96.4)**		12.3
Net debt assumed/relinquished with acquisitions and disposals			**(0.4)**		(8.7)
Movement in rolled up interest on finance leases			**1.3**		(2.2)
Currency translation differences			**2.6**		(0.7)
Other non cash items			**(1.0)**		(1.9)
Increase in net debt			**(93.9)**		(1.2)
Opening net debt			**(2,411.7)**		(2,410.5)
Closing net debt	7		**(2,505.6)**		(2,411.7)

Statement of total recognised gains and losses
Year ended 31 March 2003

		2003	2002
		£m	£m
Profit for the financial year	- group	**97.3**	155.7
	- joint ventures	**0.5**	0.6
	- associates	**1.4**	1.0
Total profit for the financial year		**99.2**	157.3
Currency translation differences		**(21.3)**	(1.4)
Goodwill written off to reserves on pre April 1998 acquisition (earn-out consideration)		**-**	(0.7)
Goodwill charged to profit on disposal, previously written off to reserves pre April 1998		**-**	3.1
Total recognised gains and losses for the year		77.9	158.3

Reconciliation of movements in shareholders' funds

	2003	2002
	£m	£m
Opening shareholders' funds	**2,294.0**	2,289.9
Profit for the financial year	**99.2**	157.3
Dividends	**(157.6)**	(157.6)
Retained loss for the financial year	**(58.4)**	(0.3)
Other recognised gains and losses relating to the year	**(21.3)**	1.0
Shares issued	**3.3**	3.4
Net (reduction in)/addition to shareholders' funds	**(76.4)**	4.1
Closing shareholders' funds	2,217.6	2,294.0

Notes

1 Basis of preparation

The results for the year ended 31 March 2003 have been prepared on the basis of accounting policies consistent with those adopted for the year ended 31 March 2002, as set out in the financial statements of the group.

The results have been extracted from the audited financial statements of the group for the year ended 31 March 2003. These audited statements incorporate an unqualified audit report. The results do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 March 2002, which incorporated an unqualified auditors' report, have been filed with the Registrar of Companies.

2 Segmental analysis

Analysis of turnover and profit before interest by geographical origin and type of business

	United Kingdom		Other-principally USA & Europe		Group	
	2003	2002	**2003**	2002	**2003**	2002
	£m	£m	**£m**	£m	**£m**	£m
Group turnover						
Water and sewerage	**917.9**	899.9	**-**	-	**917.9**	899.9
Waste management	**457.3**	449.5	**53.6**	45.3	**510.9**	494.8
Services	**55.8**	46.0	**329.6**	335.6	**385.4**	381.6
Systems	**50.9**	52.1	**10.4**	9.9	**61.3**	62.0
Property, Engineering consultancy and Insurance	**66.4**	41.0	**6.6**	2.0	**73.0**	43.0
Inter segment trading	**(95.8)**	(84.2)	**(0.7)**	(2.8)	**(96.5)**	(87.0)
	1,452.5	1,404.3	**399.5**	390.0	**1,852.0**	1,794.3
Group profit before interest, goodwill amortisation and exceptional items						
Water and sewerage	**325.5**	334.1	**-**	-	**325.5**	334.1
Waste management	**64.8**	71.7	**3.1**	1.3	**67.9**	73.0
Services	**4.2**	1.6	**30.0**	30.4	**34.2**	32.0
Systems	**(0.7)**	(0.2)	**(2.4)**	(5.5)	**(3.1)**	(5.7)
Property, Engineering consultancy and Insurance	**5.5**	1.5	**-**	-	**5.5**	1.5
Unrealised profit on inter segment trading	**(2.6)**	(1.1)	**-**	-	**(2.6)**	(1.1)
Corporate overheads	**(17.6)**	(15.0)	**-**	-	**(17.6)**	(15.0)
	379.1	392.6	**30.7**	26.2	**409.8**	418.8
Goodwill amortisation	**(17.4)**	(17.3)	**(7.8)**	(9.2)	**(25.2)**	(26.5)
Group profit before interest and exceptional items						
Water and sewerage	**325.4**	334.1	**-**	-	**325.4**	334.1
Waste management	**48.3**	55.0	**3.0**	1.2	**51.3**	56.2
Services	**3.4**	1.0	**22.3**	21.4	**25.7**	22.4
Systems	**(0.7)**	(0.2)	**(2.4)**	(5.6)	**(3.1)**	(5.8)
Property, Engineering consultancy and Insurance	**5.5**	1.5	**-**	-	**5.5**	1.5
Unrealised profit on inter segment trading	**(2.6)**	(1.1)	**-**	-	**(2.6)**	(1.1)
Corporate overheads	**(17.6)**	(15.0)	**-**	-	**(17.6)**	(15.0)
	361.7	375.3	**22.9**	17.0	**384.6**	392.3
Exceptional items						
Exceptional impairment of fixed assets-Services	**(3.5)**	-	**(43.3)**	-	**(46.8)**	-
Exceptional contract provision release/(costs)-Systems	**-**	-	**6.0**	(25.0)	**6.0**	(25.0)
Profit on disposal of business-Systems	**-**	-	**-**	8.0	**-**	8.0
	(3.5)	-	**(37.3)**	(17.0)	**(40.8)**	(17.0)
Group profit before interest						
Water and sewerage	**325.4**	334.1	**-**	-	**325.4**	334.1
Waste management	**48.3**	55.0	**3.0**	1.2	**51.3**	56.2
Services	**(0.1)**	1.0	**(21.0)**	21.4	**(21.1)**	22.4
Systems	**(0.7)**	(0.2)	**3.6**	(22.6)	**2.9**	(22.8)
Property, Engineering consultancy and Insurance	**5.5**	1.5	**-**	-	**5.5**	1.5
Unrealised profit on inter segment trading	**(2.6)**	(1.1)	**-**	-	**(2.6)**	(1.1)
Corporate overheads	**(17.6)**	(15.0)	**-**	-	**(17.6)**	(15.0)
	358.2	375.3	**(14.4)**	-	**343.8**	375.3

Notes

2 (continued)

Turnover by origin and destination do not differ materially.

The profit and loss account and segmental analysis include the following amounts in respect of businesses acquired during the year:

	Turnover			Operating profit		
	United Kingdom	Other - principally USA & Europe	**Total**	United Kingdom	Other - principally USA & Europe	**Total**
	£m	£m	**£m**	£m	£m	**£m**
Water and sewerage	1.1	-	**1.1**	(0.8)	-	**(0.8)**
Waste management	0.8	-	**0.8**	0.1	-	**0.1**
Services	-	5.8	**5.8**	-	0.9	**0.9**
Total	1.9	5.8	**7.7**	(0.7)	0.9	**0.2**

Water and sewerage and Services' operating profit in the table above is after charging goodwill amortisation of £0.1m and £0.2m respectively.

Analysis of net operating assets by geographical location and type of business

	United Kingdom		Other - principally USA & Europe		Group	
	2003	2002	**2003**	2002	**2003**	2002
	£m	£m	**£m**	£m	**£m**	£m
Water and sewerage	**4,542.2**	4,368.5	**-**	-	**4,542.2**	4,368.5
Waste management	**208.4**	208.9	**23.7**	24.1	**232.1**	233.0
Services	**17.3**	18.7	**136.0**	160.3	**153.3**	179.0
Systems	**8.3**	5.7	**(2.6)**	(16.5)	**5.7**	(10.8)
Property, Engineering consultancy, Insurance and Corporate	**24.3**	27.4	**-**	-	**24.3**	27.4
Net operating assets	**4,800.5**	4,629.2	**157.1**	167.9	**4,957.6**	4,797.1
Goodwill:						
Water and sewerage					**1.3**	-
Waste management					**289.2**	305.2
Services					**111.0**	169.6
Short term deposits, cash, borrowings, taxation and dividends payable					**(3,139.3)**	(2,976.5)
					2,219.8	2,295.4

3 Exceptional items

Exceptional items in the year to 31 March 2003 of £40.8m comprised the net cost of:

- A £46.8m charge in Services for the impairment of goodwill and tangible fixed assets; and

Notes

3 (continued)

- A £6.0m credit from the release of part of the £25.0m exceptional charge made in 2001/02 in respect of certain of Systems' CIS-Open Vision contracts in the USA (see below).

The impairment was determined in accordance with FRS 11 "Impairment of fixed assets and goodwill". The impairment restates the relevant assets to value in use using a pre-tax discount rate of 10%. £42.5m of this impairment charge was a write down of goodwill and the remaining £4.3m was a write down of tangible fixed assets. The impairment has resulted in the year in a £1.2m reduction in goodwill amortisation and a £0.6m reduction in depreciation.

Exceptional items in the year to 31 March 2002 of £17.0m all arose in Systems and comprised the net cost of:

- An £8.0m profit on disposal of Stoner Associates, which was sold in May 2001 for $26.0m; and
- A £25.0m charge in respect of costs either incurred or anticipated to arise in completing certain loss making CIS-Open Vision contracts in the USA.

4 Taxation

	2003 **£m**	2002 £m
Current tax		
UK corporation tax - current year at 30%	**27.9**	17.5
UK corporation tax - prior year	**(6.4)**	(5.1)
Double taxation relief	**(0.8)**	(0.6)
Overseas taxation - current year	**2.3**	3.0
Overseas taxation - prior year	**0.4**	-
Share of taxation charges of joint ventures and associates	**1.4**	1.3
Total current tax	**24.8**	16.1
Deferred tax	**59.5**	42.3
Total tax charge	**84.3**	58.4

The group's charge for taxation is made up of two elements - current tax and deferred tax. The total tax charge of £84.3m (2002: £58.4m) represents 37.4% (2002: 25.0%) of the group's profit after interest but before exceptional items.

The group's current tax charge of £24.8m (2002: £16.1m) represents 11.0% (2002: 6.9%) of the group's profit after interest but before exceptional items. Due to the changing shape and maturity of the group, the current tax charge as a percentage of profit after interest but before exceptional items is expected to increase. The deferred tax charge is more difficult to predict as, in particular, it is impacted by changes in interest rates from one balance sheet date to the next.

Notes

5 Dividends

An interim dividend of 17.34p per ordinary share (2002: 17.34p) was paid on 7 April 2003. The Board is proposing a final dividend of 28.56p per ordinary share (2002: 28.56p) to be paid on 1 October 2003. The shares will be traded 'ex-dividend' with effect from 18 June 2003.

The cost of the proposed equity dividends to the company's shareholders for the year ended 31 March 2003 amounts to £157.6m (2002: £157.6m).

6 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the Severn Trent Employee Share Ownership Trust which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares. These represent share options granted to employees, where the exercise price is less than the average market price of the company's shares during the year.

Supplementary, adjusted earnings per share figures are presented. These exclude the effects of exceptional items and deferred tax in both 2003 and 2002. The Directors consider that the adjusted figures provide a useful additional indication of performance.

	Year ended 31 March 2003			Year ended 31 March 2002		
	Earnings £m	**Weighted average number of shares m**	**Per share amount pence**	Earnings £m	Weighted average number of shares m	Per share amount pence
Basic earnings per share	**99.2**	**343.1**	**28.9**	157.3	342.8	45.9
Effect of dilutive options	**-**	**1.4**	**(0.1)**	-	1.5	(0.2)
Diluted earnings per share	**99.2**	**344.5**	**28.8**	157.3	344.3	45.7
Adjusted earnings per share						
Basic earnings per share	**99.2**	**343.1**	**28.9**	157.3	342.8	45.9
Effect of:						
Exceptional impairment charge	**46.8**	**-**	**13.6**	-	-	-
Exceptional profit on disposal of business	**-**	**-**	**-**	(8.0)	-	(2.3)
Exceptional contract (provision release)/costs	**(6.0)**	**-**	**(1.7)**	25.0	-	7.3
Deferred tax	**59.5**	**-**	**17.3**	42.3	-	12.3
Adjusted basic earnings per share before exceptional items and deferred tax	**199.5**	**343.1**	**58.1**	216.6	342.8	63.2
Diluted earnings per share	**99.2**	**344.5**	**28.8**	157.3	344.3	45.7
Effect of:						
Exceptional impairment charge	**46.8**	**-**	**13.5**	-	-	-
Exceptional profit on disposal of business	**-**	**-**	**-**	(8.0)	-	(2.3)
Exceptional contract (provision release)/costs	**(6.0)**	**-**	**(1.7)**	25.0	-	7.2
Deferred tax	**59.5**	**-**	**17.3**	42.3	-	12.3
Adjusted diluted earnings per share before exceptional items and deferred tax	**199.5**	**344.5**	**57.9**	216.6	344.3	62.9

Notes

7 Analysis of net debt

	2003 £m	2002 £m
Cash at bank and in hand	**43.2**	28.9
Short-term deposits	**25.7**	19.1
Overdrafts	**(31.8)**	(31.2)
Debt due within one year	**(500.4)**	(443.6)
Debt due after one year	**(1,581.1)**	(1,521.3)
Finance leases due within one year	**(5.4)**	(4.7)
Finance leases due after one year	**(455.8)**	(458.9)
Net debt	**(2,505.6)**	(2,411.7)

8 Reconciliation of operating profit to operating cash flows

	2003 £m	2002 £m
Operating profit	**333.0**	357.4
Depreciation charge (including £4.3m exceptional charge in 2003)	**290.9**	281.4
Amortisation of goodwill (including £42.5m exceptional charge in 2003)	**67.7**	26.5
Profit on sale of tangible fixed assets	**(6.5)**	(2.0)*
Deferred income movement	**(4.0)**	(0.2)
Provisions for liabilities and charges	**12.7**	40.2
Utilisation of provisions for liabilities and charges	**(30.4)**	(31.4)
Movement in working capital	**19.3**	(6.4)
Net cash inflow from operating activities	**682.7**	665.5

* If expressed on an equivalent basis to the current year figure of £6.5m, profit on sale of tangible fixed assets in 2001/02 would be £4.9m; this would have no impact on the overall profit or cash flows of the group.

9 Annual Report

The 2003 Annual Report will be sent to shareholders in late June. Copies may be obtained from the Company Secretary, Severn Trent Plc, 2297 Coventry Road, Birmingham B26 3PU.

10 Annual General Meeting

The Annual General Meeting will be held at the National Motorcycle Museum, Birmingham, on 30 July 2003 at 2.30pm.

Notes

11 Forward-Looking Statements

This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business, and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the markets in which the Group operates; changes in the regulatory frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; and changes in interest and exchange rates.

All subsequent written or verbal forward-looking statements attributable to Severn Trent or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

ENDS